

Mail Stop 3561

August 18, 2015

Mr. Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer
Companhia Paranaense de Energia - COPEL
Rua Cormel Dulcidio, 800, 3rd floor
80420 – 170 Curitiba, Parana, Brazil

      Re: **Companhia Paranaense de Energia - COPEL**
              Form 20-F for the Fiscal Year Ended December 31, 2014
              Filed April 28, 2015
              File No. 1-14668

Dear Mr. Sebastiani:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Financial Statements

Notes to Consolidated Financial Statements

18 Property, Plant and Equipment

18.3 Changes in Property, Plant and Equipment, page F-45

1. We note the increase in property, plant and equipment for the year ended December 31, 2014 due to the effect of the first consolidation of subsidiaries.   We also note the increase in loans and financings disclosed in note 22.9 due to the effect of first consolidation of Sao Bento. It appears that the acquisition of Galvao Participacoes S.A. was the only acquisition during fiscal 2014. However, the composition of acquired assets and assumed liabilities disclosed in the table on page F-38 that were recognized on the acquisition date does not include any substantial non-current assets or liabilities. Please tell us what the effect of first consolidation of subsidiaries presented in notes 18.3 and

22.9 represent and the subsidiaries such assets and liabilities relate to. Please also tell us how to reconcile these disclosures to disclosure elsewhere in the financial statements.

24 Post-employment Benefits, page F-63

2. Please tell us your consideration of disclosing the characteristics of defined benefit plans and the risks associated with the plans as described in paragraph 139 of IAS 19.

24.4 Changes in post-retirement benefits, page F-64

3. Please tell the items and their amounts included in each line item for the most recent year. In addition, please tell us how to reconcile pension and healthcare contributions to the contributions and distributions disclosed in note 24.5.6.

24.5.4 Actuarial evaluation, page F-66

4. Please refer to paragraphs 64 and 65 of IAS 19 and tell us why you have not recognized the defined pension plan asset.

24.5.10 Asset allocation and investment strategy, page F-68

5. Please tell us your consideration of disaggregating the fair value of plan assets into more detailed classes, including subdividing each class of plan asset to those that have a quoted market price and those that do not. Refer to paragraph 142 of IAS 19.

26 Research and Development and Energy Efficiency

26.1 Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program), page F-69

6. Please tell us what the amounts in the "invested and not concluded" and "balance receivable" columns represent.

29 Provision for Contingencies

29.1 Provision for litigation, page F-72

7. It does not appear that the expected timing of any resulting outflows of economic benefits for each class of provision and the uncertainties about the amount or timing of those outflows required by paragraph 85 (a) and (b) of IAS 37 is disclosed. Please explain to us why you believe your disclosure complies with IAS 37 or revise future filings to provide the required disclosures. If applicable, provide us with a draft of any additional disclosures to be included in future filings.

8. We note that you provided a description of some of the individual items included in the provisions for supplier, civil and administrative, expropriations and property, and regulatory classes. However, it does not appear that similar disclosures are provided for tax, labor, easements and customer provision classes. In addition, it appears that you have not provided a brief description of the nature of the obligations for items you do not specifically identify in each class. Please provide us with a detailed analysis of how you determined the individual items in each class are sufficiently similar and may be aggregated. Finally, please tell us your consideration of providing a brief description of provisions and contingent liabilities not specifically identified in your disclosures.

29.2 Contingent liabilities, page F-74

9. Please tell us how your disclosure provides the information required by paragraph 86(a), (b) and (c) or paragraph 91 of IAS 37 for your contingent liabilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Artur Felipe Fischer Pessuti
        Head of Capital Markets

        Nicolas Grabar & John Delaney
        Clearly Gottlieb Steen & Hamilton LLP